August 24, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 23, 2018, regarding
Prophecy Development Corp.
Draft Registration Statement on Form 20-F
Submitted June 27, 2018
CIK No. 0001545224

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the July 23, 2018 letter (the “Comment Letter”) regarding the above-referenced Draft Registration Statement on Form 20-F (the “Draft Registration Statement”). Set forth below are the Company’s responses to the staff’s comments in the Comment Letter. For convenience, the staff’s comments are included below, in each case, followed by the Company’s response to the comment.

In response to the staff’s comments, the Company has filed Amendment No. 1 to the Draft Registration Statement with the Securities and Exchange Commission (“Amendment No. 1”). Please note that, in addition to the revisions responsive to the staff’s comments in the Comment Letter, Amendment No. 1 includes revisions updating the Draft Registration Statement in connection with events occurring subsequent to the submission of the Draft Registration Statement on June 27, 2018, and certain other changes.

The Company’s responses are as follows:

Risk Factors, page 6

Recent and future amendments to Mongolian laws…, page 11

Staff Comment No. 1.

Please update the disclosure in this risk factor to indicate whether there have been any developments in Mongolian law or regulation affecting your business since 2010, including the current status of the one remaining license that may violate the Prohibition Law.

John Reynolds
August 24, 2018

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to update the applicable risk factor to indicate developments in Mongolian Law or regulation affecting the Company’s business since 2010.

Conflicts of interest may arise…, page 15

Staff Comment No. 2.

Please revise here or elsewhere as appropriate to identify the potential conflicts of interest.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to revise the risk factor concerning conflicts of interest involving the Company’s management that may arise.

Item 4. Information on the Company, page 17

Principal Products, Markets and Marketing, page 20

Staff Comment No. 3.

We note you generally discuss supply and demand and vanadium pentoxide marketing in this section. Please modify your filing to provide a chart or graph presenting the 5-year historical industry pricing for vanadium pentoxide in your targeted market, e.g. China, North America, Europe, and include the vanadium pentoxide quality specifications for these respective markets. See Item 5.D of Form 20-F.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to include the requested information.

Government Regulations, page 21

Staff Comment No. 4.

Please discuss in greater detail the governmental regulations and the material effects of governmental regulations on your business, as required by Item 4.B.8 of Form 20-F.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to expand the disclosure regarding governmental regulations and the material effects of governmental regulations on the Company’s business. We note that the Draft Registration Statement contained extensive discussions of various governmental regulations in the jurisdictions in which the Company has properties (material or otherwise), being the United States, Canada, Bolivia and Mongolia, and the effects of such regulations, on the Company’s business. Such disclosure is set forth in the section entitled “Risk Factors” in the Draft Registration Statement. In the interest of avoiding duplicative disclosure, the revised disclosure also contains a cross-reference to the extensive discussion of governmental regulations set forth under the heading “Risk Factors” in the Draft Registration Statement.

John Reynolds
August 24, 2018

Gibellini Project, page 23

Staff Comment No. 5.

We note the statement on page 27 that the purpose of the exploration and verification drilling program is to “establish a higher-grade starter pit that accelerates future project payback …” In light of the current exploration stage of the company and lack of operations to date, please provide the basis for this statement or remove.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to remove the referenced statement.

Recent Activities, page 46

Staff Comment No. 6.

Please identify the strategic investor.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to remove the entirety of the disclosure concerning the strategic investor and the anticipated effects of such investor’s investment, as a formal agreement has not been entered into with such investor as of the date hereof.

Directors, Senior Management and Employees, page 56

Term of Office, page 60

Staff Comment No. 7.

Please revise to disclose how or when each agreement will terminate. See Item 6.C.1 of Form 20-F.

John Reynolds
August 24, 2018

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to provide the requested information.

Share Ownership, page 61

Staff Comment No. 8.

Please revise footnote one to clarify whether the shares and options issued to Mr. Lee include the shares issued in the debt settlement involving Linx, as discussed on page 64. If not, please add these shares and options to the table.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to clarify that the shares and options issued to Mr. Lee include the shares issued pursuant to the debt settlement involving Linx.

Related Party Transactions, page 63

Staff Comment No. 9.

We note a number of transactions involving the issuance of common stock or units to settle various debt. Please revise to disclose the amount of debt extinguished and the individuals involved in each related party transaction.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to provide the requested information.

Exhibits

Staff Comment No. 10.

Please file the joint venture agreements relating to the Pulacayo property or provide your analysis as to why they are not material.

John Reynolds
August 24, 2018

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to include an English summary of the joint venture agreement relating to the Pulacayo property, as the original joint venture agreement is in a foreign language. The Company is permitted to include an English summary pursuant to the Form 20-F exhibit instructions.

Financial Statements, page F-1

Staff Comment No. 11.

Please include three years of audited financial statements as required by Items 8.A.2 and 8.A.3 of Form 20-F. See also Question 48 of the JOBS Act FAQ: Generally Applicable Questions on Title I of the JOBS Act, located at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to include audited financial statements that cover the Company’s latest three financial years. More specifically, the Company has included its audited financial statements for the fiscal years ended December 31, 2017 and 2016, and its audited financial statements for the fiscal years ended December 31, 2016 and 2015, and updated affected disclosure elsewhere in the Draft Registration Statement.

Independent Auditor’s Report, page F-4

Staff Comment No. 12.

Please make arrangements with your auditors to conduct their audit and prepare their audit report in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). See Instruction 2 to Item 8.A.2 of Form 20-F. Also, make arrangements for your auditors to reference International Financial Reporting Standards as issued by the International Accounting Standards Board in their audit report.

John Reynolds
August 24, 2018

Prophecy Development Corp.’s Response:

The Company’s auditors have conducted such audit and the Company has amended the Draft Registration Statement to include an audit report prepared in accordance with the referenced standards.

Note 6(b). Mineral Properties, page F-15

Note 12. Mineral Properties, page F-24

Staff Comment No. 13.

Please disclose the specific types of expenditures recognized as exploration and evaluation assets. See paragraphs 9, 23 and 24(a) of IFRS 6. Also, clarify in your disclosures whether mineral properties include only exploration and evaluation assets. If any other amounts are included in mineral properties, disclose the information required by paragraphs 24(b) and 25 of IFRS 6.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has amended the Draft Registration Statement to disclose the requested information.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,
Prophecy Development Corp.

/s/ John Lee
John Lee
Interim Chief Executive Officer

cc: James Guttman, Dorsey & Whitney LLP